Filed pursuant to Rule 424(b)(3)
Registration No. 333-152188
PROSPECTUS

TERRESTAR CORPORATION

68,908,636 Shares of Common Stock

This prospectus relates solely to the offer and sale by the selling stockholders identified in this prospectus or a subsequently filed prospectus supplement of up to 68,908,636 shares of our common stock. The selling stockholders are offering all of the shares to be sold in the offering, but they are not required to sell any of these shares. The selling stockholders may sell the offered shares in public or private transactions, at prevailing market prices or at privately negotiated prices in transactions that may or may not involve any exchange on which our shares are listed from time to time. In connection with these sales, the selling stockholders may use underwriters, broker-dealers, or agents, who may receive compensation or commissions for the sales. We will incur expenses in connection with the registration of the common stock, but we will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

This prospectus describes the general manner in which the shares of our common stock may be offered and sold by the selling stockholders.  If necessary, the specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus.

Our common stock is quoted on the NASDAQ Global Market under the symbol “TSTR.” On September 23, 2008 the closing sales price of our common stock was $1.62.

The purchase of our common stock involves a high degree of risk. See “Risk Factors” beginning on Page 4 for a discussion of factors that you should carefully consider before purchasing the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 26, 2008.

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information provided or incorporated by reference in this prospectus or any supplement. Neither we nor any of the selling stockholders have authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference into this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected financial position and operating results, our business strategy, and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” or “intend.” These forward-looking statements reflect our plans, expectations and beliefs and, accordingly, are subject to certain risks and uncertainties. We cannot guarantee that any of such forward-looking statements will be realized.

Statements regarding factors that may cause actual results to differ materially from those contemplated by such forward-looking statements, or cautionary statements, include, among others, those under the caption “Risk Factors” and elsewhere in this prospectus, including in conjunction with the forward-looking statements included in this prospectus and in the documents we incorporate by reference. All of our subsequent written and oral forward-looking statements (or statements that may be attributed to us) are expressly qualified by the cautionary statements. You should carefully review the risk factors described in our other filings with the Securities and Exchange Commission from time to time, including our reports on Forms 10-Q and 10-K which will be filed in the future, as well as our other reports and filings with the Securities and Exchange Commission, or SEC.

Our forward-looking statements are based on information available to us today, and we will not update these statements. Our actual results may differ significantly from the results discussed.

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or documents incorporated by reference in this prospectus.  It may not contain all of the information that is important to you.  You should carefully read the entire prospectus and the documents incorporated by reference in this prospectus before deciding whether to invest in our common stock. In this prospectus, the words “TerreStar Corporation,” the “Company,” “we,” “our” and “us” refer to TerreStar Corporation and its subsidiaries, unless the context otherwise requires. “TerreStar” refers to “TerreStar Networks, Inc.” and its subsidiaries.

Company Overview

We were incorporated in 1988 under the laws of the State of Delaware. We are in the integrated satellite wireless communications business through our ownership of TerreStar, our principal operating entity, and TerreStar Global. We changed our name from Motient Corporation to TerreStar Corporation in 2007.

Our primary business is TerreStar, a Reston, Virginia based future provider of advanced mobile satellite services, or MSS, for the North American market. Previously, we operated a two-way terrestrial wireless data communications service. On September 14, 2006, we sold most of the assets and liabilities relating to that business. Our historical financial statements present this terrestrial wireless business as a discontinued operation. Pursuant to such presentation, our current period continuing operations are reflected as a single operating unit.

As of March 31, 2008, we had two wholly-owned subsidiaries, Motient Venture Holdings Inc. (“Motient”), and Motient Holdings Inc., an 88% interest in TerreStar and an 86% interest in TerreStar Global.

Recent Developments

On June 10, 2008, the Company issued 30 million shares of Common Stock to EchoStar in connection with the indirect acquisition by the Company of certain 1.4 GHz spectrum licenses from EchoStar and issued 1.2 million shares of Series E Junior Participating Preferred Stock (which shares are convertible into an aggregate of 30 million shares of Common Stock) to Harbinger in connection with the acquisition by the Company of Harbinger’s option to acquire certain 1.4 GHz spectrum licenses and related intellectual property.  In connection therewith, the Company also exercised the Harbinger option to acquire the spectrum licenses and related intellectual property.

The TerreStar-1 satellite main body has successfully completed its Thermal Vacuum testing and High Power and Passive Intermodulation testing of the flight model S Band feed array for its 2 GHz mobile satellite service satellite.  TerreStar-1 is now in the final demonstration phase, followed by final assembly and performance testing.

The TerreStar-1 S-Band reflector, which was in an advanced stage of completion, recently sustained damage during manufacturing at Harris Corporation, the reflector sub-contractor used by Loral.  The Harris Corporation has provided a commitment to complete and ship the reflector to Loral for integration on the TerreStar-1 satellite by March 15, 2009.  Based on this commitment, Loral informed the Company that TerreStar-1 will be ready to ship to the launch provider, Arianespace, in April 2009.  As a result, the Company expects launch of TerreStar-1 may be postponed from fourth quarter 2008 to second quarter 2009.  Arianespace has been made aware of the current situation and is working with the Company to accommodate the new launch schedule.  The Company will seek approval from the Federal Communications Commission (“FCC”) and Industry Canada once the launch schedule is confirmed.

On June 25, 2008, Sprint Nextel Corporation (“Sprint”) filed a lawsuit in the United States District Court for the Eastern District of Virginia naming TerreStar Networks Inc. as a defendant.  New ICO Satellite Services, G.P. was also named as a defendant (together, with TerreStar Networks Inc., the “Defendants”).  In this lawsuit, Sprint contends that Defendants owe them reimbursement for certain spectrum relocation costs Sprint has or will incur in connection with relocating incumbent licensees from certain frequencies in the 2 GHz spectrum band.  Sprint seeks, among other things, enforcement of certain Federal Communications Commission orders and reimbursement of not less than $100 million from each Defendant.  While we believe the suit is without merit, an adverse ruling could adversely affect our liquidity and financial condition.

On September 12, 2008, Motient entered into a stock purchase agreement with Harbinger pursuant to which Harbinger agreed to purchase 23,376,074 non-voting shares of SkyTerra, a mobile satellite communications company.  In addition, on September 15, 2008, Motient entered into similar stock purchase agreements with four additional investors that provide for their purchase of the remaining 6,300,000 non-voting shares of SkyTerra held by Motient.

Corporate Information

We are a Delaware corporation with our principal executive offices located at 12010 Sunset Hills Road, 9th Floor, Reston, Virginia 20190.  Our telephone number is (703) 483-7800. TerreStar’s principal executive offices are also at this location.  You may find all of our public filings with the SEC in the “Investor Relations” section of our website, www.terrestarcorp.com.  Our website and the information contained therein or connected thereto are not intended to be incorporated into this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	68,908,636 shares

Common stock outstanding as of August 1, 2008	121,815,888 shares

Use of proceeds
All of the net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell shares of the common stock.  We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

NASDAQ Global Market trading symbol	TSTR

Percentage that the total shares of common stock being registered for sale pursuant to this registration statement represent of total outstanding shares held by non-affiliates	127%

RISK FACTORS

An investment in our common stock involves risks. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our securities to decline, which in turn could cause investors to lose all or part of their investment in us. The risks below are not the only ones we face. Additional risks not currently known to us, or that we currently deem immaterial, also may impair our business.

Risks Related to Our Significant Indebtedness

We Have A Significant Amount Of Debt And May Incur Significant Additional Debt, Including Secured Debt, In The Future, Which Could Adversely Affect Our Financial Health And Our Ability To React To Changes In Our Business.

We and our subsidiaries have a significant amount of debt and may (subject to applicable restrictions in our debt instruments) incur additional debt in the future.  Because of our significant indebtedness and adverse changes in the capital markets, our ability to raise additional capital at reasonable rates, or at all, is uncertain.  If we need to raise additional capital through the issuance of equity or find it necessary to engage in a recapitalization or other similar transaction, our shareholders could suffer significant dilution, including potential loss of the entire value of their investment, and in the case of a recapitalization or other similar transaction, our noteholders might not receive principal and interest payments to which they are contractually entitled.

Our significant amount of debt could have other important consequences.  For example, the debt will or could:

•
require us to dedicate a significant portion of our cash flow from operating activities to make payments on our debt, reducing our funds available for working capital, capital expenditures, and other general corporate expenses;

•	limit our flexibility in planning for, or reacting to, changes in our business, the integrated satellite wireless communications industries, and the economy at large;

•	place us at a disadvantage compared to our competitors that have proportionately less debt;

•	expose us to increased interest expense to the extent we refinance existing debt with higher cost debt;

•	adversely affect our relationship with customers and suppliers;

•	limit our ability to borrow additional funds in the future, due to applicable financial and restrictive covenants in our debt;

•	make it more difficult for us to satisfy our obligations to the holders of our notes and to satisfy our obligations to the lenders under our credit facilities; and

•	limit future increases in the value, or cause a decline in the value of our equity, which could limit our ability to raise additional capital by issuing equity.

A default by us under one of our debt obligations could result in the acceleration of those obligations, which in turn could trigger cross defaults under other agreements governing our long-term indebtedness.  Any default under the $100 million Purchase Money Credit Agreement, or credit agreement, or the indentures governing $150 million of exchangeable notes, or exchangeable notes, and $50 million of TerreStar notes, or TerreStar notes, could adversely affect our growth, our financial condition, our results of operations, the value of our equity and our ability to make payments on our debt, and could force us to seek the protection of the bankruptcy laws.  We may incur significant additional debt in the future.  If current debt amounts increase, the related risks that we now face will intensify.

The Agreements And Instruments Governing Our Debt Contain Restrictions And Limitations That Could Significantly Affect Our Ability To Operate Our Business, As Well As Significantly Affect Our Liquidity, And Adversely Affect You, As A Shareholder.

Our credit facility and the indentures governing the exchangeable notes and the TerreStar notes contain a number of significant covenants that could adversely affect our ability to operate our business, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.  These covenants restrict, among other things, our ability to:

•	incur additional debt;

•	repurchase or redeem equity interests and debt;

•	issue equity;

•	make certain investments or acquisitions;

•	pay dividends or make other distributions;

•	dispose of assets or merge;

•	enter into related party transactions; and

•	grant liens and pledge assets.

The breach of any covenants or obligations in our credit facility or the indentures governing our exchangeable notes and TerreStar notes, not otherwise waived or amended, could result in a default under the applicable debt obligations and could trigger acceleration of those obligations, which in turn could trigger cross defaults under other agreements governing our long-term indebtedness.   Any default under the credit facility or the indentures governing our exchangeable notes and TerreStar notes could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our exchangeable notes,  TerreStar notes or credit facility, and could force us to seek the protection of the bankruptcy laws.

Our And TerreStar’s Outstanding Debt Is Subject To Change Of Control Provisions. We May Not Have The Ability To Raise The Funds Necessary To Fulfill Our Obligations Under Our Indebtedness Following A Change Of Control, Which Would Place Us In Default Under The Exchangeable Notes and TerreStar Notes.

We may not have the ability to raise the funds necessary to fulfill our obligations under our exchangeable notes and TerreStar notes following a change of control. Under the indentures governing our exchangeable notes and TerreStar notes, upon the occurrence of specified change of control events, TerreStar is required to offer to repurchase all of the outstanding exchangeable notes or TerreStar notes. However, we and TerreStar may not have sufficient funds at the time of the change of control event to make the required repurchase of notes. Our failure to make or complete a change of control offer would place TerreStar in default under its exchangeable notes and TerreStar notes and would have a material adverse impact on our financial condition.

Risks Related to our Business

TerreStar Is A Development Stage Company With No Operating Revenues.

TerreStar is a development stage company and has never generated any revenues from operations. We sold our two-way terrestrial wireless and data communications service in September 2006.  We do not expect to generate significant revenues prior to 2010, if at all. If we obtain sufficient financing and successfully develop and construct TerreStar’s network, our ability to transition to an operating company will depend on, among other things: successful execution of our business plan; market acceptance of the services we intend to offer; and attracting, training and motivating highly skilled satellite and network operations personnel, a sales force and customer service personnel. We may not be able to successfully complete the transition to an operating company or generate sufficient cash from operations to cover our expenses. If we do not become profitable, we will have difficulty obtaining funds to continue our operations.

We Are Not Cash Flow Positive, And We Will Need Additional Liquidity To Fund Our Operations And Fully Fund All Of Our Necessary Capital Expenditures.

We do not generate sufficient cash from operations to cover our operating expenses, and it is unclear when, or if, we will be able to do so. Even if we begin to generate cash in excess of our operating expenses, we expect to require additional funds to meet capital expenditures and other non-operating cash expenses, including but not limited to capital expenditures required to complete and launch our satellite currently under construction. Based on our current business plan, we believe that we have sufficient liquidity required to conduct operations into the third quarter of 2009. We will likely face a cash deficit beyond this unless we obtain additional capital.

There can be no assurance that the foregoing sources of liquidity will provide sufficient funds in the amounts or at the time that funding is required.  In addition, if our ability to realize such liquidity from any such source is delayed or the proceeds from any such source are insufficient to meet our expenditure requirements as they arise, we will seek additional equity or debt financing, although such additional financing may not be available on reasonable terms, if at all.

We Will Continue To Incur Significant Losses.

We will incur losses in 2008 and do not expect to generate any revenues until at least 2010, if at all.  If we do not become profitable, we could have difficulty obtaining funds to continue our operations. We have incurred net losses every year since we began operations. These losses are due to the costs of developing and building our network and the costs of developing, selling and providing products and services.

TerreStar will Require Significant Funding to Finance the Execution of its Business Strategy, Including Funds for the Construction and Launch of our Satellites and for our Terrestrial Network Buildout.

As of June 30, 2008, we had aggregate contractual payment obligations of approximately $2.4 billion, consisting of $255 million for satellite expenditures, $17 million for lease related expenditures and $443 million for terrestrial network related expenditures, as well as $1.7 billion for debt obligations including interest.

We expect to make substantial capital expenditures for the development of our universal chipset and handsets in 2008, and for building out our terrestrial network in 2009 and beyond. We will also require funds for selling, general and administrative expenses, working capital, interest on borrowings, financing costs and operating expenses until some time after the commencement of commercial operations. In addition, the final payments for our satellite launch and insurance, totaling approximately $40 to $50 million, will be due prior to the launch of our TerreStar-1 satellite.

The cost of building and deploying our integrated satellite and terrestrial network and developing the universal chipset could exceed our estimates. For example, the costs for the build out of the terrestrial component of our network could be greater, perhaps significantly, than our current estimates due to changing costs of supplies, market conditions and other factors over which we have no control. The rate at which we build out the terrestrial component of our network will also depend on customer requirements.

If we require more funding than we currently anticipate, or we cannot meet our financing needs, our ability to operate our business, our financial condition and our results of operation could be adversely affected.

We May Not Obtain The Financing Needed To Develop And Construct Our Network And Meet Our Funding Obligations.

We expect to require substantial funds to finance the execution of our business strategy. In addition, subject to certain conditions and so long as the provision of such funding does not conflict with applicable Canadian regulatory requirements, TerreStar will be obligated to fund any operating cash shortfalls of TerreStar Canada upon the request of TerreStar Canada. If we are required to provide such funds to TerreStar Canada, we will need to reallocate existing, or raise additional, funds. We plan to seek to raise funds in the future through various means, including by selling debt and equity securities, by obtaining loans or other credit lines, through vendor financing or through strategic relationships. The type, timing and terms of financing we may select will depend upon our cash needs, the availability of alternatives, our success in securing significant customers for our network, the prevailing conditions in the financial markets and the restrictions contained in any of our outstanding debt and any future indebtedness. In addition, our ability to attract funding is based in part on the value ascribed to our spectrum. Valuations of spectrum in other frequency bands have historically been volatile, and we cannot predict at what amount a future source of funding may be willing to value our spectrum and other assets. The FCC and/or Industry Canada could allocate additional spectrum, through auction, lease or other means, that could be used to compete with us, or that could decrease the perceived market value of our wireless capacity. The FCC and Industry Canada may take other action to promote the availability or more flexible use of existing satellite or terrestrial spectrum allocations. The acquisition by our competitors of rights to use additional spectrum could have a material adverse effect on the value of our spectrum authorizations, which, in turn, could adversely affect our ability to obtain necessary financing. We may not be able to obtain financing when needed, on favorable terms or at all. If we fail to obtain any necessary financing on a timely basis, then any of the following could occur:

•	construction and launch of our satellites, or other events necessary to conduct our business could be materially delayed, or the associated costs could materially increase;

•	we could default on our commitments under our satellite construction agreements or our launch agreement, or to creditors or third parties, leading to the termination of such agreements; and

•	we may not be able to deploy our network as planned, and may have to discontinue operations or seek a purchaser for our business or assets.

Any of these factors could cause us to miss required performance milestones under our FCC authorization or Industry Canada approval in principle and could result in our loss of those authorizations. See “—Regulatory Risks.”

If we are successful in raising additional financing, we anticipate that a significant portion of future financing will consist of debt securities. As a result, we will likely become even more highly leveraged. If additional funds are raised through the incurrence of indebtedness, we may incur significant interest charges, and we will become subject to additional restrictions and covenants that could further limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities.

Funding Requirements For TerreStar May Jeopardize Our Investment In, And Control Over, TerreStar.

The implementation of TerreStar’s business plan, including the construction and launch of a satellite system and the necessary terrestrial components of an ancillary terrestrial component, or ATC, based communications system, will require significant additional funding. If we do not provide such funding to TerreStar, then TerreStar may be forced to seek funding from third parties that may dilute our equity investment in TerreStar. Such dilution, if sufficiently severe, may limit our control over TerreStar.

Our Business Is Subject To A High Degree Of Government Regulation.

The communications industry is highly regulated by governmental entities and regulatory authorities, including the FCC and Industry Canada. Our business is completely dependent upon obtaining and maintaining regulatory authorizations to operate our planned integrated satellite and terrestrial network. For example, we could fail to obtain approval from the FCC of our September 2007 application for ATC authority in the United States. Failure to obtain or maintain necessary governmental approvals would impair our ability to implement our planned network and would have a material adverse effect on our financial condition. Additional important risks relating to our regulatory framework are listed below under “—Regulatory Risks.”

Our Network Will Depend On The Development And Integration Of Complex And Untested Technologies.

We must integrate a number of sophisticated satellite, terrestrial and wireless technologies that typically have not been integrated in the past, and some of which are not yet fully developed, before we can offer our planned network.  The technologies we must integrate include, but are not limited to:

•	satellites that have significantly larger antennas and are substantially more powerful than any satellites currently in use;

•	use of dynamic spot-beam technology to allocate signal strength among different geographic areas, including the ability to concentrate signal strength in specific geographic locations;

•	development of universal chipset™ architecture that is capable of being deployed into a wide range of mobile devices;

•	development of chipsets for mobile handsets and other devices that are capable of receiving satellite and ground-based signals;

•	development of integrated satellite and terrestrial-capable mobile handsets with attractive performance, functionality and price; and

•	development of ground infrastructure hardware and software capable of supporting our communication system and the demands of our customers.

As a result, unanticipated technological problems or delays relating to the development and use of our technology may prove difficult, time consuming, expensive or impossible to solve. Any of these may result in delays in implementing, or make inoperable, our infrastructure and would adversely affect our financial condition.

Our Success Will Depend On Market Acceptance Of New And Unproven Technology, Which May Never Occur.

Other than satellite radio, we are not aware of any integrated satellite and terrestrial wireless network in commercial operation. As a result, our proposed market is new and untested and we cannot predict with certainty the potential demand for the services we plan to offer or the extent to which we will meet that demand. There may not be sufficient demand in general for the services we plan to offer, or in particular geographic markets, for particular types of services or during particular time periods, to enable us to generate positive cash flow, and our cost structure may not permit us to meet our obligations. Among other things, end user acceptance of our network and services will depend upon:

•	our ability to provide integrated wireless services that meet market demand;

•	our ability to provide attractive service offerings to our anticipated customers;

•
the cost and availability of handsets and other user equipment that are similar in size, weight and cost to existing standard wireless devices, but incorporate the new technology required to operate on our planned network;

•	federal, state, provincial, local and international regulations affecting the operation of satellite networks and wireless systems;

•	the effectiveness of our competitors in developing and offering new or alternative technologies;

•	the price of our planned service offerings; and

•	general and local economic conditions.

We cannot successfully implement our business plan if we cannot gain market acceptance for our planned products and services. A lack of demand could adversely affect our ability to sell our services, enter into strategic relationships or develop and successfully market new services. In addition, demand patterns shift over time, and user preferences may not favor the services we plan to offer. Any material miscalculation with respect to our service offerings or operating strategy will adversely affect our ability to operate our business, our financial condition and our results of operations.

We May Be Unable To Achieve Our Business And Financial Objectives Because The Communications Industry Is Highly Competitive.

The global communications industry is highly competitive and characterized by rapid change. In seeking market acceptance for our network, we will encounter competition in many forms, including:

•	satellite services from other operators;

•	conventional and emerging terrestrial wireless services;

•	traditional wireline voice and high-speed data offerings;

•	terrestrial land-mobile and fixed services; and

•	next-generation integrated services that may be offered in the future by other networks operating in the S-band or the L-band.

Participants in the communications industry include major domestic and international companies, many of which have financial, technical, marketing, sales, distribution and other resources substantially greater than we have and which provide a wider range of services than we will provide. There currently are several other satellite companies that provide or are planning to provide services similar to ours. In addition to facing competition from our satellite-based competitors, we are subject to competition from terrestrial voice and data service providers in several markets and with respect to certain services, particularly from those that are expanding into rural and remote areas and providing the same general types of services and products that we intend to provide. Land-based telecommunications service capabilities have been expanded into underserved areas more quickly than we anticipated, which could result in less demand for our services than we anticipated in formulating our business plan. These ground-based communications companies may have certain advantages over us because of the general perception among consumers that wireless voice communication products and services are cheaper and more convenient than satellite-based ones. Furthermore, we may also face competition from new competitors or emerging technologies with which we may be unable to compete effectively.

With many companies targeting many of the same clients, if any of our competitors succeeds in offering services that compete with ours before we do, or develops a network that is, or that is perceived to be, superior to ours, then we may not be able to execute our business plan, which would materially adversely affect our business, financial condition and results of operations.

Our system may not function as intended, and we will not know whether it will function as intended until we have deployed a substantial portion of our network. Hardware or software errors in space or on the ground may limit or delay our service, and therefore reduce anticipated revenues and the viability of our services. There could also be delays in the planned development, integration and operation of the components of our network. The strength of the signal from our satellite could cause ground-based interference or other unintended effects. If the technological integration of our network is not completed in a timely and effective manner, our business will be harmed.

Our Satellites Are Subject To Construction, Delivery And Launch Delays.

We depend on third parties, such as Loral and Arianespace, to build and launch our satellites. The assembly of such satellites is technically complex and subject to construction and delivery delays that could result from a variety of causes, including the failure of third-party vendors to perform as anticipated and changes in the technical specifications of the satellites. Delivery of our satellites may not be timely, which could adversely affect our ability to meet our FCC and Industry Canada-required construction and launch milestones and the planned introduction of our network.

In 2005, Loral commenced construction of TerreStar-1, which was originally scheduled to be launched in November 2007. In May 2007, we were notified that Loral revised its expected delivery date of TerreStar-1 from November 2007 to August 2008, causing us to delay our expected launch of TerreStar-1 to September 2008. In February 2008, we were notified that Loral had further revised its expected delivery date of TerreStar-1, pending final testing in April 2008, from August 2008 to November 2008.  In June 2008, we were notified that Loral had further revised its expected delivery date of TerreStar-1 from November 2008 to April 2009.  Arianespace has confirmed a new launch slot of June 1, 2009 to June 30, 2009.  Our remaining FCC milestones require that we launch TerreStar-1 in September 2008 and certify our network operational in November 2008 and our remaining Industry Canada milestone requires that we successfully place the satellite into its assigned orbital position by November 2008.  We have sought new milestone dates from the FCC of June 2009 to launch TerreStar-1 and August 2009 for certifying our network operational. We have also sought a new milestone date from Industry Canada of August 2009 to place TerreStar-1 into its assigned orbital position. There can be no assurance that any such requests will be granted.

During any period of delay in construction, delivery or launch of our satellite, we would continue to have significant cash requirements that could materially increase the aggregate amount of funding we need. We may not be able to obtain additional financing on favorable terms, or at all, during periods of delay. Delays could also make it more difficult for us to secure customers and could force us to reschedule our anticipated satellite launch dates.

In November 2006, we signed a contract with Arianespace which entitles us to a launch for TerreStar-1 that will meet our FCC and Industry Canada milestones and also mitigates possible impacts from delays. Arianespace has confirmed a new launch slot of June 1, 2009 to June 30, 2009.

Our Satellites Could Be Damaged Or Destroyed During Launch Or Deployment Or Could Fail To Achieve Their Designated Orbital Location.

Our satellite launches and deployments may not be successful. A percentage of satellites never become operational because of launch failures, satellite destruction or damage during launch or improper orbital placement, among other factors. Launch failure rates vary depending on the chosen launch vehicle and contractor. Even launch vehicles with good track records experience some launch failures, and these vehicles may experience launch failures when launching our satellites despite their track records. Even if successfully launched into orbit, a satellite may use more fuel than planned to enter into its orbital location, which could reduce the overall useful life of the satellite, or may never enter or remain in its designated orbital location, which could render it inoperable. Deployment and use of the antennas on our satellites are subject to additional risks because our antennas will be larger than those currently on most commercial satellites. If one or more of the launches or deployments fail, we will suffer significant delays that will damage our business, cause us to incur significant additional costs and adversely affect our ability to generate revenues.

Satellites Have A Limited Useful Life And Premature Failure Of Our Satellites Could Damage Our Business.

During and after their launch, all satellites are subject to equipment failures, malfunctions (which are commonly referred to as anomalies) and other problems. A number of factors could decrease the expected useful lives or the utility of our satellites, including:

•	defects in construction;

•	radiation induced failure of satellite parts;

•	faster than expected degradation of solar panels;

•	malfunction of component parts;

•	loss of fuel on board;

•	higher than anticipated use of fuel to maintain the satellite’s orbital location;

•	higher than anticipated use of fuel during orbit raising following launch;

•	random failure of satellite components not protected by back-up units;

•	inability to control the positioning of the satellite;

•	electromagnetic storms, solar and other astronomical events, including solar radiation and flares; and

•	collisions with other objects in space, including meteors and decommissioned spacecraft in uncontrolled orbits that pass through the geostationary belt at various points.

We may experience failures, anomalies and other problems, whether of the types described above or arising from the failure of other systems or components, despite extensive precautionary measures taken to determine and eliminate the cause of anomalies in our satellites and provide redundancy for many critical components in our satellites. The interruption of our business caused by the loss or premature degradation of a satellite would continue until we either extended service to end users on another satellite or built and launched additional satellites. If any of our satellites were to malfunction or to fail prematurely, it could affect the quality of our service, substantially delay the commencement or interrupt the continuation of our service, harm our reputation, cause our insurance costs to increase and adversely affect our business and our financial condition.

Damage To, Or Caused By, Our Satellites May Not Be Fully Covered By Insurance.

We expect to purchase launch and in-orbit insurance policies for our satellite. The price, terms and availability of insurance can fluctuate significantly due to various factors, including satellite failures and general market conditions. If certain material adverse changes in market conditions for in-orbit insurance were to make it commercially unreasonable for us to maintain in-orbit insurance, we may forego such insurance. Other adverse changes in insurance market conditions may substantially increase the premiums we will have to pay for insurance or may preclude us from fully insuring our loss. If the launch of our satellite is a total or partial failure, or our satellite is damaged in orbit, our insurance may not fully cover our losses and these failures may also cause insurers to include additional exclusions in our insurance policies when they come up for renewal. We may not be able to obtain additional financing to construct, launch and insure a replacement satellite or such financing may not be available on terms favorable to us. Also, any insurance we obtain will likely contain certain customary exclusions and material change conditions that would limit our coverage. These exclusions typically relate to losses resulting from acts of war, insurrection or military action and government confiscation, as well as lasers, directed energy beams, nuclear and anti-satellite devices and radioactive contamination. Any uninsured losses could have a material adverse effect on us.

We do not expect to buy insurance to cover, and would not have protection against, business interruption, loss of business or similar losses. Furthermore, we expect to maintain third-party liability insurance. Such insurance may not be adequate or available to cover all third-party damages that may be caused by our satellites, and we may not be able to obtain or renew our third-party liability insurance on reasonable terms and conditions, or at all.

We Will Depend On A Limited Number Of Suppliers And Service Providers To Design, Construct And Maintain Our Network.

We will rely on contracts with third parties to design and build our satellites, as well as the terrestrial components of our network. These include the integrated MSS and ATC systems, technology for communications between the satellite and terrestrial equipment, and the development of small, integrated MSS/ATC handsets and other devices that will meet FCC and Industry Canada requirements, none of which exists today. We also intend to enter into relationships with third-party contractors in the future for equipment and maintenance and other services relating to our network. There are only a fewcompanies capable of supplying the products and services necessary to implement and maintain our network. As a result, if any third-party contractor relationship with us is terminated, we may not be able to find a replacement in a timely manner or on terms satisfactory to us. In addition, if any of these third-party contractors are unable to perform on the terms of the contract due to financial reasons, other reasons specifically related to the business of these suppliers or other matters outside our control, our business would be significantly impacted. This could lead to delays in implementing our network and interruptions in providing service to our customers, which would adversely affect our financial condition.

Delays In Initial And Ongoing Deployment Of The Terrestrial Component Of Our Network Due To Limited Tower Availability, Local Zoning Approvals Or Adequate Telecommunications Transport Capacity Would Delay And Reduce Our Revenues.

Our business strategy includes the initial deployment of the terrestrial component of our network in several targeted markets, with subsequent expansion based upon customer requirements. Tower sites or leases of space on tower sites and authorizations in some desirable areas may be costly and time-consuming to obtain. If we are unable to obtain tower space, local zoning approvals or adequate telecommunications transport capacity to develop our network in a timely fashion, the launch of our network will be delayed, our revenues will be delayed and less than expected. As a result, our business will be adversely affected.

The Planned Terrestrial Component Of Our Network Or Other Ground Facilities Could Be Damaged By Natural Catastrophes Or Man-Made Disasters.

Since the terrestrial component of our planned network will be attached to buildings, towers and other structures, an earthquake, tornado, flood or other catastrophic event, a man-made disaster or vandalism could damage our network, interrupt our service and harm our business in the affected area. Temporary disruptions could damage our reputation and the demand for our services and adversely affect our financial condition.

Failure To Develop, Manufacture And Supply Handsets And Other Devices That Incorporate Our Universal Chipset Architecture In A Timely Manner, Or At All, Will Delay Or Materially Reduce Our Revenues.

We will rely on third-party manufacturers and their distributors to manufacture and distribute devices incorporating our universal chipset architecture. Such devices will have the same form, function and aesthetics as a standard wireless device, and will be able to communicate with both the terrestrial and satellite components of our planned network without requiring external hardware. These devices are not yet available, and we and third-party vendors may be unable to develop and produce them in a timely manner, or at all, to permit the introduction of our service. If we, our vendors or our manufacturers fail to develop, manufacture and supply devices incorporating our universal chipset architecture for timely commercial sale at affordable prices, the launch of our service will be delayed, our revenues will be adversely affected and our business will suffer.

We May Rely On Third Parties To Identify, Develop And Market Products Using Our Network.

We intend to enter into agreements with third parties to identify, develop and market products using our network. We may be unable to identify, or to enter into agreements with, suitable third parties to perform these activities. If we do not form satisfactory relationships with third parties, or if any such third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to successfully identify, develop and sell products using our network, which would adversely affect our financial condition and results of operations.

We May Not Be Able To Identify, Develop And Market Innovative Products And Therefore We May Not Be Able To Compete Effectively.

Our ability to implement our business plan depends in part on our ability to gauge the direction of commercial and technological progress in key markets and to fund and successfully develop and market products in our targeted markets. Our competitors may have access to technologies not available to us, which may enable them to provide communications services of greater interest to end users, or at a more competitive price. We may not be able to develop new products or technology, either alone or with third parties, or license any additional necessary intellectual property rights from third parties on a commercially competitive basis. The satellite and wireless industries are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete. If we fail to keep pace with the evolving technological innovations in our markets on a competitive basis, our financial condition and results of operation could be adversely affected. In particular, if existing wireless providers improve their coverage of terrestrial-based systems to make them more ubiquitous, demand for products and services utilizing our network could be adversely affected or fail to materialize.

We Plan To Execute Our Initial Development Through A Relationship With An Anchor Tenant, And The Failure To Establish, Or Impairment Of, This Relationship Could Have Severe Consequences On Our Business.

Our objective is to form an anchor tenant relationship with a customer, such as a U.S. federal government organization, a state or local public safety/first responder organization or a significant commercial enterprise. Any significant disruption or deterioration of our relationship with our anchor tenant could adversely affect our business. Because we expect to derive a significant portion of our revenue from a limited number of customers, the failure to attract an anchor tenant or the loss of such an anchor tenant could significantly reduce our ability to generate revenue or profit and negatively impact our financial condition and operations.

We May Depend On The U.S. Government For A Significant Portion Of Our Revenues, And The Impairment Of This Relationship Or Changes In Government Spending Could Have Severe Consequences On Our Business.

Our objective is to form an anchor tenant relationship with a customer, potentially a U.S. federal government organization such as the Department of Defense, the Federal Emergency Management Agency or the Department of Homeland Security. Future sales under U.S. government contracts are conditioned upon the availability of Congressional appropriations. The strength of our relationship with any federal government organization is subject to the overall U.S. government budget and appropriation decisions and processes. U.S. government budget decisions, including defense and emergency response spending, are based on changing government priorities and objectives, which are driven by numerous factors, including geopolitical events and macroeconomic conditions, and are beyond our control. Significant changes to U.S. defense and emergency response spending could have long-term consequences for our size and structure, and could negatively impact our results of operations and financial condition.

An Economic Downturn In The United States Or Canada Or Changes In Consumer Spending Could Adversely Affect Our Financial Condition.

In the event that the United States or Canada experiences an economic downturn and spending by consumers drops, our business may be adversely affected. Demand for the services we plan to offer may not grow or be accepted generally, or in particular geographic markets, for particular types of services, or during particular time periods. A lack of demand could adversely affect our ability to sell our services, enter into strategic relationships or develop and successfully market new services.

We Depend On Licenses Of Critical Intellectual Property From ATC Technologies, A Wholly-Owned Subsidiary Of MSV.

We license the majority of the technology we plan to use to operate our network from ATC Technologies, a wholly-owned subsidiary of Mobile Satellite Ventures LP, or MSV. MSV has rights to approximately 30 MHz of spectrum in the L-band, is positioned to achieve device transparency and plans to offer services that compete with the services that we plan to offer.

MSV has assigned to ATC Technologies a significant intellectual property portfolio, including a significant number of patents. Pursuant to the agreement by and between ATC Technologies and us, ATC Technologies granted us a perpetual, world-wide, non-exclusive, royalty-free, fully paid up, nontransferable (except for certain rights to sublicense), non-assignable, limited purpose right and license to certain existing patents owned by ATC Technologies for the sole purpose of developing, operating, implementing, providing and maintaining S-band or MSS services with an ATC component.  ATC Technologies granted back to MSV similar rights to the same intellectual property for L-band services in any geographic territory in the entire world where MSV, one of its affiliates or a joint venture or strategic alliance into which MSV has entered, is authorized to provide L-band services. In addition, ATC Technologies granted rights to MSV International, LLC, or MSVI, a subsidiary of MSV, in and to the same intellectual property for the purpose of providing communications services anywhere in the entire world, excluding services relating to the S-band. We granted to ATC Technologies a perpetual, world-wide, non-exclusive, royalty-free, fully paid up, nontransferable (except for certain rights to sublicense), non-assignable, limited purpose right and license to certain existing patents owned or licensed by us and certain technologies licensed by us for the sole purpose of developing, operating, implementing, providing and maintaining L-band services or L-band services with an ATC component. ATC Technologies has also contractually committed to license to us, pursuant to the same terms as set forth above, certain additional patents that may be developed, acquired or otherwise owned by ATC Technologies or its affiliates (including MSV and MSVI), and we have contractually committed to license to ATC Technologies, pursuant to the same terms as set forth above, certain additional patents and technologies that may be developed, licensed, acquired or otherwise owned by us until October 1, 2016.

The license agreement between us and ATC Technologies may be terminated: (1) by mutual written consent of both parties; (2) by either party in the event that the other party fails to perform or otherwise breaches any material obligations under the license agreement and fails to cure such breach within 90 days of receiving notice thereof; or (3) in the event that the other party files a petition for bankruptcy or insolvency or upon certain other insolvency events. In the event that our license agreement with ATC Technologies is terminated, we may not be able to obtain future licenses for alternative technologies on terms as favorable to us as those obtained through the license agreement with ATC Technologies, if at all. However, even in the event that our license agreement with ATC Technologies is terminated, we will retain our perpetual license to all ATC Technologies intellectual property licensed to us on a license-by-license basis, until the date of the expiration of the applicable patent under which the license was granted. If ATC Technologies terminates or breaches its agreements with us or if we and ATC Technologies have a significant dispute regarding the licensed intellectual property, such termination, breach or significant dispute could have a material adverse effect on our business.

The intellectual property we license from ATC Technologies includes issued patents and technology included in patent applications. The patents for which we or ATC Technologies have applied may not be issued or, if they are issued, such patents may be insufficient to protect fully the technology we own or license. Moreover, if such patents prove to be inadequate to protect fully the technology we own or license, our ability to implement our business plan and, consequently, our financial condition, may be adversely affected. In addition, any patents that may be issued to us and any patents licensed to us from ATC Technologies may be challenged, invalidated or circumvented.

We also rely upon unpatented proprietary technology and other trade secrets. Our failure to protect such proprietary technology and trade secrets or the lack of enforceability or breach by third parties of agreements into which we have entered could also adversely affect our ability to implement our business plan and our financial condition.

We May Incur Costs, And May Not Be Successful, Defending Our Rights To Intellectual Property Upon Which We Depend.

In developing and implementing our network, we will need to develop or obtain rights to additional technology that is not currently owned by us or licensed to us. We may be unsuccessful in developing additional technologies required to develop and implement our network, and we may not be able to protect intellectual property associated with technologies we develop from infringement by third parties. In addition, if we are able to develop or license such technologies, there can be no assurance that any patents issued or licensed to us will not be challenged, invalidated or circumvented. Litigation to defend and enforce these intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on our financial condition and results of operations, regardless of the final outcome of such litigation. Despite our efforts to safeguard and maintain our proprietary rights, we may not be successful in doing so, and our competitors may independently develop or patent technologies equivalent or superior to our technologies. It is possible that third parties may infringe upon our intellectual property now and in the future.

We may be unable to determine when third parties are using our intellectual property rights without our authorization. The undetected or unremedied use of our intellectual property rights or the legitimate development or acquisition of intellectual property similar to ours by third parties could reduce or eliminate any competitive advantage we have as a result of our intellectual property, adversely affecting our financial condition and results of operations. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

Third Parties May Claim That Our Products Or Services Infringe Their Intellectual Property Rights.

Other parties may have patents or pending patent applications relating to integrated wireless technology that may later mature into patents. Such parties may bring suit against us for patent infringement or other violations of intellectual property rights. The development and operation of our system may also infringe or otherwise violate as-yet unidentified intellectual property rights of others. If our products or services are found to infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from those parties or substantially re-engineer our products or processes in order to avoid infringement. We may not be able to obtain the necessary licenses on commercially reasonable terms, if at all, or be able to re-engineer our products successfully. Moreover, if we are found by a court of law to infringe or otherwise violate the intellectual property rights of others, we could be required to pay substantial damages or be enjoined from making, using or selling the infringing products or technology. We also could be enjoined from making, using or selling the allegedly infringing products or technology, pending the final outcome of the suit. Our financial condition could be adversely affected if we are required to pay damages or are enjoined from using critical technology.

Wireless Devices May, Or May Be Perceived To, Pose Health And Safety Risks And, As A Result, We May Be Subject To New Regulations, Demand For Our Services May Decrease And We Could Face Liability Or Reputational Harm Based On Alleged Health Risks.

There has been adverse publicity concerning alleged health risks associated with radio frequency transmissions from portable hand-held telephones that have transmitting antennae, similar to devices that may incorporate our universal chipset™ architecture. Lawsuits have been filed against participants in the wireless industry alleging various adverse health consequences, including cancer, as a result of wireless phone usage. If courts or governmental agencies find that there is valid scientific evidence that the use of portable hand-held devices poses a health risk, or if consumers’ health concerns over radio frequency emissions increase for any reason, use of wireless handsets may decline. Further, government authorities might increase regulation of wireless handsets as a result of these health concerns. The actual or perceived risk of radio frequency emissions could have an adverse effect on our business, financial condition and results of operations.

We May Be Negatively Affected By Industry Consolidation.

Consolidation in the communications industry could adversely affect us by increasing the scale or scope of our competitors, or creating a competitor that is capable of providing services similar to those we intend to offer, thereby making it more difficult for us to compete. Industry consolidation also may impede our ability to identify acquisition, joint venture or other strategic opportunities.

Future Acquisitions May Be Costly And Difficult To Integrate And May Divert And Dilute Management Resources.

As part of our business strategy, we may make acquisitions of, or investments in, companies, products or technologies that we believe complement our services, augment our market coverage or enhance our technical capabilities or that we believe may otherwise offer growth opportunities. Acquisitions and mergers involve a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired business and implementing uniform standards, controls, procedures and policies;

•	unanticipated expenses and working capital requirements;

•	the inability to finance an acquisition on acceptable terms, or at all, and to maintain adequate capital;

•	diversion of management’s attention from daily operations;

•	loss of key employees;

•	difficulty achieving sufficient revenues and cost synergies to offset increased expenses associated with acquisitions; and

•	risks and expenses of entering new geographic markets.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Our failure to successfully integrate future acquisitions and manage our growth could adversely affect our business, results of operations, financial condition and future prospects.

We may also pursue acquisitions, joint ventures or other strategic transactions. If we do so, we may face costs and risks arising from any such transaction, including integrating a new business into our business or managing a joint venture. These may include legal, organizational, financial and other costs and risks.

If We Are Unable To Manage Our Growth, We May Not Be Able To Execute Our Business Plan And Achieve Profitability.

In 2006, TerreStar began to experience rapid growth, growing from four employees at December 31, 2005 to 175 employees at December 31, 2007.  In April 2008 we announced the implementation of cost cutting measures including a headcount reduction of 79 management and non-management positions across TerreStar.  We believe that these cost-cutting measures will allow us to continue our operations under our current business plan and meet our capital requirements into the second quarter of 2009.  While we believe that the workforce reductions will not impact our ability to execute our updated business plan, the loss of employee and management resources from our cost-cutting measures may impact our operations.

In addition, in 2006, TerreStar completed the spin-off of its wholly-owned subsidiary, TerreStar Global Ltd., or TerreStar Global. TerreStar Global intends to offer an integrated satellite and terrestrial network outside of North America. Some of our employees, including some of our executive officers, perform services for TerreStar Global, which may reduce the time they can devote to our business. Our failure to manage growth effectively could significantly impede our ability to execute our business strategy and achieve profitability.

We Must Attract, Integrate And Retain Key Personnel.

Our success depends, in large part, upon the continuing contributions of our key technical and management personnel and integrating new personnel into our business. Employment agreements with our employees are terminable at-will by the employees, and we do not maintain “key-man” insurance on any of our employees.  In April 2008, we announced certain cost-cutting measures including a significant headcount reduction. Although we believe we will be able to execute our business plan with our current workforce, the loss of the services of a significant number of our remaining key employees could harm our business and our future prospects. Our future success will also depend on our ability to attract and retain additional management and technical personnel required in connection with the implementation of our business plan.  In addition, our recent cost-cutting measures may make it more difficult to attract and retain personnel.  Competition for such personnel is intense, and if we fail to retain or attract such personnel and integrate those personnel who we hire, our business could suffer. We have entered into arrangements with certain of our officers that provide for payments upon a change of control, as defined in those agreements.

We Are Involved In Ongoing Litigation, Which Could Have A Negative Impact on Us.

Certain stockholders affiliated with one of our former directors have initiated multiple lawsuits against us. In 2006, certain stockholders sought to install a slate of directors to our board of directors, which was not successful. If these efforts or similar efforts that might be made in the future are successful, they may result in a change of control of TerreStar Corporation, or interfere with our efforts to raise debt or equity capital which could adversely affect our liquidity and financial condition.

On June 25, 2008, Sprint Nextel Corporation (“Sprint”) filed a lawsuit in the United States District Court for the Eastern District of Virginia naming TerreStar Networks Inc. as a defendant.  New ICO Satellite Services, G.P. was also named as a defendant (together, with TerreStar Networks Inc., the “Defendants”).  In this lawsuit, Sprint contends that Defendants owe them reimbursement for certain spectrum relocation costs Sprint has or will incur in connection with relocating incumbent licensees from certain frequencies in the 2 GHz spectrum band.  Sprint seeks, among other things, enforcement of certain Federal Communications Commission orders and reimbursement of not less than $100 million from each Defendant.  While we believe the suit is without merit, an adverse ruling could adversely affect our liquidity and financial condition.

We May Have To Take Actions Which Are Disruptive To Our Business To Avoid Registration Under The Investment Company Act Of 1940.

Under certain circumstances we may have to take actions which are disruptive to our business if we are deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Our equity investments, in particular our ownership interests in SkyTerra and MSV, may constitute investment securities under the Investment Company Act. Under the Investment Company Act, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets excluding cash items and government securities, subject to certain other exclusions. Investment companies are required to register under and comply with the Investment Company Act unless an exclusion or SEC safe harbor applies. If we were to be deemed an investment company, we would become subject to the requirements of the Investment Company Act. As a consequence, we would be prohibited from engaging in business as we have in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of us and liquidate our business.  In June 2006, one of our stockholders filed a lawsuit against TerreStar Corporation, alleging, among other things, that we are an investment company. In October 2006, the U.S. Magistrate Judge heard arguments on TerreStar Corporation’s motions to dismiss the case, and thereafter recommended that the U.S. District Court dismiss the suit. The U.S. District Court adopted the Magistrate Judge’s recommendation and has dismissed these claims with prejudice.

We Do Not Expect To Pay Any Cash Dividends On Our Common Stock For The Foreseeable Future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be paid on the common stock for the foreseeable future. The payment of any dividend by us will be at the discretion of our board of directors and will depend on, among other things, our earnings, capital requirements and financial condition. In addition, pursuant to the terms of the Series A and Series B Preferred, no dividends may be declared or paid, and no funds shall be set apart for payment, on shares of TerreStar Corporation common stock, unless (i) written notice of such dividend is given to each holder of shares of Series A and Series B Preferred not less than 15 days prior to the record date for such dividend and (ii) a registration statement registering the resale of shares of common stock issuable to the holders of the Series A and Series B Preferred has been filed with the SEC and is effective on the date TerreStar Corporation declares such dividend. Also, under Delaware law, a corporation cannot declare or pay dividends on its capital stock unless it has an available surplus. Furthermore, the terms of some of our financing arrangements directly limit our ability to pay cash dividends on our common stock. The terms of any future indebtedness of our subsidiaries also may generally restrict the ability of some of our subsidiaries to distribute earnings or make other payments to us.

Future Sales Of Our Common Stock Could Adversely Affect Its Price And/Or Our Ability To Raise Capital.

Sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital.

68,908,636 shares of common stock have been registered for resale pursuant to this registration statement.  This represents approximately 56.6% of the common stock outstanding as of August 1, 2008.

We may issue additional common stock in future financing transactions or as incentive compensation for our executives and other personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances. Finally, if we decide to file a registration statement to raise additional capital, some of our existing stockholders hold piggyback registration rights that, if exercised, will require us to include their shares in certain registration statements. Any of these conditions could adversely affect our ability to raise needed capital.

Funds Affiliated With Harbinger Capital Partners Own A Significant Percentage Of Our Voting Shares And Have A Significant Economic Interest In Several Of Our Competitors.

As of June 13, 2008, funds affiliated with Harbinger Capital Partners beneficially owned an aggregate of 81 Million shares or 49.3% of our common stock, as reported on their Schedule 13 D/A filed with the SEC.  Accordingly, these funds are able to significantly influence us through their ability to heavily influence the outcome of election of our directors, amendments to our certificate of incorporation and by-laws and other actions requiring the vote or consent of stockholders. There is no assurance that the interest of Harbinger will be aligned with those of our other investors, and Harbinger may make decisions that adversely impact our stockholders. In addition to Harbinger’s ownership interest in us, Harbinger also reports significant ownership interest in SkyTerra and Inmarsat.

Failure to Achieve and Maintain Effective Internal Control Over Financial Reporting in Accordance With Rules of the Securities and Exchange Commission Promulgated Under Section 404 of the Sarbanes-Oxley Act.

We identified a material weakness in our internal control over financial reporting, as described in Item 9A, Controls and Procedures of our annual report on Form 10-K for the fiscal year ended December 31, 2007. This weakness could harm our business and operating results, and could result in adverse publicity and a loss in investor confidence in the accuracy and completeness of our financial reports, which in turn could have a material adverse effect on our stock price, and, if such weakness is not properly remediated, could adversely affect our ability to report our financial results on a timely and accurate basis.

Although we believe that we have taken steps to remediate this material weakness we cannot assure you that this remediation will be successful or that additional deficiencies or weaknesses in our controls and procedures will not be identified.

Regulatory Risks

We Could Lose Our FCC Authorization And Industry Canada Approval In Principle And Be Subject To Fines Or Other Penalties.

We must meet significant construction and implementation milestones and comply with complex and changing FCC and Industry Canada rules and regulations to maintain our authorizations to use our assigned spectrum and orbital slot. The remaining milestones in the United States are a successful satellite launch by us by September 2008,  and certification that the system is operational by November 2008. The remaining milestone in Canada is successfully placing the satellite into its assigned orbital position by November 2008.  We have sought new milestone dates from the FCC and Industry Canada consistent with the current delivery schedule for TerreStar-1. There can be no assurance that these requests will be granted. Once the system is operational, we will be required to maintain satellite coverage of all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and all regions of Canada that are within the coverage contour described in our Industry Canada approval in principle and, to the extent that we have been granted ATC authority, to provide an integrated MSS service offering in all locations where our ATC is made available. We may not meet these milestones, satisfy these service requirements or comply with other applicable rules and regulations. Non-compliance with these or other conditions, including other FCC or Industry Canada gating or ongoing service criteria, could result in fines, additional conditions, revocation of the authorizations, or other adverse FCC or Industry Canada actions. The loss of our spectrum authorizations would prevent us from implementing our business plan and have a material adverse effect on our financial condition and the amount and value of the collateral pledged to support the TerreStar notes or exchangeable notes.

If We Fail To Secure Or Maintain Certain Approvals, We Will Default Under Our Credit Agreement.

Our credit agreement of February 5, 2008 with EchoStar and Harbinger contains certain events of default that can be triggered upon our failure to secure or maintain certain regulatory approvals, including the following (in each case subject to certain exceptions):

•	a denial, revocation, cancellation or relinquishment of any material license held by TerreStar, TerreStar Canada or a guarantor to operate satellite component or ATC facilities;

•
TerreStar’s failure to secure the FCC ATC authorization within six months following TerreStar’s certification to the FCC that the TerreStar-1 satellite system is operational and that it has satisfied the final FCC milestone conditioning the FCC MSS S-Band Spectrum reservation held by TerreStar;

•
failure to satisfy the FCC’s implementation milestone to launch the TerreStar−1 Satellite on or prior to September 30, 2008, the FCC’s implementation milestone to certify that the satellite system is operational on or prior to November 30, 2008, or Industry Canada’s implementation milestone to place the TerreStar−1 Satellite into its assigned orbital position on or prior to November 30, 2008, or failure to satisfy any extended deadline issued by the applicable governmental authority of these implementation milestones; and

•	failure to obtain shareholder approval of each of the EchoStar and Harbinger spectrum contribution transactions on or prior to July 23, 2008.

If any of these events of default under our credit agreement occurs and is continuing, our lenders can terminate their commitments and declare the amounts outstanding under the credit agreement immediately due and payable.  In addition, the acceleration of our repayment obligation under the credit agreement would constitute an event of default under cross-default provisions in the indenture governing our exchangeable notes and the TerreStar notes, in each case permitting the trustee or holders thereunder to accelerate the notes and declare them immediately due and payable.

We Have Not Yet Applied For, And May Not Receive, Certain Regulatory Approvals That Are Necessary To Our Business Plan.

We may be required to obtain additional approvals from national and local authorities in connection with the services that we wish to provide in the future.  For example, we have applied for and have not yet been granted authorization to provide ATC in the United States and have not been granted waivers we requested from the FCC of certain ATC technical rules, which would allow us to use commercially standard equipment in our ATC base stations.  TerreStar Canada has not yet made such an application with Industry Canada.  We cannot be granted ATC authorization until we can show that we will comply in the near future with the FCC’s and Industry Canada’s ATC gating criteria, which we may not be able to satisfy.  Further, the manufacturers of our ATC user terminals and base stations will need to obtain FCC equipment certifications and similar certifications in Canada.  In addition, our future customers, or our business strategy, may require us to launch additional satellites, including TerreStar-2, in order to increase redundancy and decrease the risk of having only one satellite in orbit.  In order to do so, we must obtain regulatory approval for one or more additional orbital slots, or permission from Industry Canada to launch additional satellites into our orbital slot for TerreStar-1, and may need a waiver of the FCC requirement for a ground spare satellite.

Either Industry Canada or the FCC may refuse to grant these and other necessary regulatory approvals in the future, or they may impose conditions on these approvals that we are unable to satisfy.  Failure to obtain or retain any necessary regulatory approvals would impair our ability to execute our business plan, and would materially adversely affect our financial condition.

The Industry Canada Approval In Principle To Construct And Operate A Satellite In A Canadian Orbital Slot Is Held, And Upon The Launch Thereof Will Be Held, By A Canadian Entity Over Which Neither We Nor TerreStar Exercises Control.

The Industry Canada approval in principle to construct and operate a 2 GHz MSS S-band satellite in a Canadian orbital position is currently held by TerreStar Canada, an entity that neither we, nor TerreStar control. Upon the launch of TerreStar-1, we expect that TerreStar-1 will be transferred to TerreStar Canada. Under the Radiocommunication Act (Canada) and the Telecommunications Act (Canada), and the regulations promulgated thereunder, TerreStar may only own a 20% voting equity interest in TerreStar Canada, along with a 33 1/3% voting equity interest in TerreStar Canada Holdings, which is TerreStar Canada’s parent and 80% voting equity owner. 4371585 Canada Inc , a Canadian-owned and controlled third party, owns a 66 2/3% voting interest in TerreStar Canada Holdings. The rules and regulations further provide that the business and operations of TerreStar Canada cannot otherwise be controlled in fact by non-Canadians.

Under the relevant transfer agreements, 4371585 Canada Inc owns 66 2/3% of the shares of, and has the power to elect three out of the five members of the board of directors of, TerreStar Canada Holdings, and TerreStar Canada Holdings owns 80% of the shares of, and has the power to elect four out of the five members of the board of directors of, TerreStar Canada. TerreStar will have certain contractual rights with respect to the business and operations of, and certain negative protections as a minority shareholder of, both TerreStar Canada and TerreStar Canada Holdings. With certain exceptions, TerreStar has no ability to control the business or operations of TerreStar Canada, which holds the Industry Canada approval in principle and will own TerreStar-1. TerreStar does not have negative approval rights with respect to appointment or termination of senior officers or creation of budgets for TerreStar Canada or TerreStar Canada Holdings.

FCC And Industry Canada Decisions Affecting The Amount Of 2 GHz MSS S-band Spectrum Assigned To Us Are Subject To Reconsideration And Review.

In December 2005, the FCC provided TMI Communications with a reservation of 10 MHz of uplink MSS spectrum and 10 MHz of downlink MSS spectrum in the 2 GHz MSS S-band. TMI Communications has assigned that authorization to us and on May 10, 2007 the FCC has modified the reservation to reflect that change. Two parties have challenged the December 2005 ruling, and one party has also challenged a separate decision by the FCC to cancel its former 2 GHz MSS S-band authorization. If these challenges succeed, the amount of 2 GHz MSS S-band spectrum that is available to us may be reduced to a level that is insufficient for us to implement our business plan. Furthermore, in Canada, our spectrum could be reduced from 20 MHz to 14 MHz if Industry Canada determines that it is necessary to reapportion spectrum in order to license other MSS operators in Canada. Any reduction in the spectrum we are authorized to use could impair our business plan and materially adversely affect our financial condition.

Our Use Of The 2 GHz MSS S-band Is Subject To Successful Relocation Of Existing Users.

In the United States, our operations at the 2 GHz MSS S-band are subject to successful relocation of existing broadcast auxiliary service, or BAS, licensees and other terrestrial licensees in the band. Costs associated with spectrum clearing could be substantial. In the United States, Sprint Nextel Corporation, or Sprint Nextel, is obligated to relocate existing BAS and other terrestrial users in our uplink spectrum and 2 GHz MSS S-band licensees must relocate microwave users in the 2 GHz MSS S-band downlink band. To the extent that Sprint Nextel complies with its BAS band clearing obligations, 2 GHz MSS S-band licensees commencing operations thereafter would not have to clear the band themselves, but might be required to reimburse Sprint Nextel for a portion of its band clearing costs. Due to the complex nature of the overall 2 GHz MSS S-band relocation and the need to work closely with Sprint Nextel on band clearing, we may not make sufficient progress in the relocation effort or meet FCC requirements for relocating existing users and the start of our MSS operations in uncleared markets may be delayed. On September 4, 2007, Sprint Nextel and certain broadcaster trade associations asked the FCC for an additional 29 months past the September 7, 2007 deadline to complete the relocation process.  On March 5, 2008, the FCC granted Sprint Nextel’s request but only extended the deadline to complete the relocation process until March 5, 2009. The FCC also permitted certain testing and trials by MSS licensees in 2008 and sought comment on ways in which BAS licensees and MSS licensees could co-exist in the band after January 2009 and before the relocation process is concluded. If Sprint Nextel does not complete clearance of the 2 GHz MSS S-band within a reasonable period of time and/or appropriate sharing procedures cannot be established, our ability to implement our business plan, and our financial condition could be adversely impacted. In Canada, our operations at the 2 GHz MSS S-band are subject to successful relocation of terrestrial microwave users. Although there are a small number of users in the 2GHz band, these users must be given a minimum of two years notice by Industry Canada to relocate unless a commercial agreement is reached under which they would move earlier.  Although Industry Canada has given notice to these users that they must relocate within a two year period, if these users are not relocated in sufficient time before the launch of our services, we may not be able to offer our services in certain locations in Canada, which could impair our business plan and materially adversely affect our operations.

Our Service May Cause Or Be Subject To Interference.

We will be required to provide our ATC service without causing harmful interference. In addition, we must accept some interference from certain other spectrum users. For example, the FCC may adopt rules for an adjacent band that do not adequately protect us against interference. In September 2004, the FCC issued an order allowing PCS operation in the 1995-2000 MHz, and in June 2008 sought comment on proposed rules. In September 2007 and June 2008, the FCC sought comment on proposed rules for the 2155-2175 MHz band. Both bands are adjacent to the 2 GHz MSS S-band. If the rules that the FCC adopts for the 1995-2000 MHz and 2155-2175 MHz bands do not adequately protect us against adjacent band interference, our reputation and our ability to compete effectively could be adversely affected. Requirements that we limit the interference we cause, or that we accept certain levels of interference, may hinder satellite operations within our system and may, in certain cases, subject our users to a degradation in service quality, which may adversely affect our reputation and financial condition.

ATC Spectrum Access Is Limited By Technological Factors.

We will operate with the authority to use a finite quantity of radio spectrum. Spectrum used for communication between the satellite and the ground will not be available for use in the ATC component of our network. In addition, communications with the satellite may interfere with portions of the spectrum that would otherwise be available for ATC use, further diminishing the availability of spectrum for the ATC component to an extent that cannot be quantified at this time.

Technical Challenges Or Regulatory Requirements May Limit The Attractiveness Of Our Spectrum For Providing Mobile Services.

We believe our 2 GHz MSS S-band spectrum with ATC capability must be at least functionally equivalent to the PCS/cellular spectrum in order to be attractive to parties with which we may enter into strategic relationships. The FCC and Industry Canada require us to make satellite service available throughout the United States and Canada. This requirement may limit the availability of some of our spectrum for terrestrial service in some markets at some times. If we are not able to develop technology that allows the entities with which we enter into strategic relationships to use our spectrum in a manner comparable to PCS/cellular operators, we may not be successful in entering into strategic arrangements with these parties.

We May Face Unforeseen Regulations With Which We Find It Difficult, Costly Or Impossible To Comply.

The provision of communications services is highly regulated. As a provider of communications services in the United States and Canada, we will be subject to the laws and regulations of both the United States and Canada. Violations of laws or regulations of these countries may result in various sanctions including fines, loss of authorizations and the denial of applications for new authorizations or for the renewal of existing authorizations.

From time to time, governmental entities may impose new or modified conditions on our authorizations, which could adversely affect our ability to generate revenues and implement our business plan. For example, from time to time, the U.S. federal government has considered imposing substantial new fees on the use of frequencies, such as the ones we plan to use to provide our service. In the U.S. and Canada, the FCC and Industry Canada, respectively, already collect fees from space and terrestrial spectrum licensees. We are currently required to pay certain fees, and it is possible that we may be subject to increased fees in the future.

Export Control And Embargo Laws May Preclude Us From Obtaining Necessary Satellites, Parts Or Data Or Providing Certain Services In The Future.

We must comply with U.S. export control laws in connection with any information, products, or materials that we provide to non-U.S. persons relating to satellites, associated equipment and data and with the provision of related services. These requirements may make it necessary for us to obtain export or re-export authorizations from the U.S. government in connection with any dealings we have with 4371585 Canada Inc, TerreStar Canada, TerreStar Canada Holdings, non-U.S. satellite manufacturing firms, launch services providers, insurers, customers and employees. We may not be able to obtain and maintain the necessary authorizations, which could adversely affect our ability to:

•           effect the transfer agreements;

•           procure new U.S.-manufactured satellites;

•           control any existing satellites;

•           acquire launch services;

•           obtain insurance and pursue our rights under insurance policies; or

•           conduct our satellite-related operations.

In addition, if we do not properly manage our internal compliance processes and, as a result, violate U.S. export laws, the terms of an export authorization or embargo laws, the violation could make it more difficult, or even impossible, to maintain or obtain licenses and could result in civil or criminal penalties.

Our Strategic Relationships Will Be Subject To Government Regulations.

We must ensure that parties with which we enter into strategic relationships comply with the FCC’s and Industry Canada’s ATC rules. This may require us to seek agreements in connection with potential strategic relationships that provide for a degree of control by us in the operation of their business that they may be unwilling or unable to grant us.

In addition, the U.S. Communications Act of 1934, as amended, or the Communications Act, and the FCC’s rules require us to maintain legal as well as actual control over the spectrum for which we are licensed. Our ability to enter into strategic arrangements may be limited by the requirement that we maintain de facto control of the spectrum for which we are licensed. If we are found to have relinquished control without approval from the FCC, we may be subject to fines, forfeitures, or revocation of our licenses.

Similarly, the Radiocommunication Act (Canada), the Telecommunications Act (Canada) and Industry Canada’s rules require that Canadians maintain legal as well as actual control over TerreStar Canada and certain of its licensed facilities. Our ability to enter into strategic arrangements may be limited by the requirement that Canadians maintain control over TerreStar Canada and these licensed facilities in Canada. If TerreStar Canada is found to have relinquished control to non-Canadians, TerreStar Canada may be subject to fines, forfeitures or revocation of its licenses and may not lawfully continue to carry on its business in Canada.

FCC And Industry Canada Regulations And Approval Processes Could Delay Or Impede A Transfer Of Control Of TerreStar.

Any investment that could result in a transfer of control of TerreStar could be subject to prior FCC approval and in some cases could involve a lengthy FCC review period prior to its consummation. The prior approval of Industry Canada is also required before any material change in the ownership or control of TerreStar Canada can take effect. We may not be able to obtain any such FCC or Industry Canada approvals on a timely basis, if at all, and the FCC or Industry Canada may impose new or additional license conditions as part of any review of such a request. If we are unable to implement our business plan and generate revenue to meet our financial commitments, including under the credit agreement, the TerreStar notes issued by TerreStar in February 2007 and February 2008 and the exchangeable notes issued by TerreStar in February 2008, these regulations could impede or prevent a transfer of control or sale of our company to a third party with greater financial resources.

Rules Relating To Canadian Ownership And Control Of TerreStar Canada Are Subject To Interpretation And Change.

TerreStar Canada is subject to foreign ownership restrictions imposed by the Telecommunications Act (Canada) and the Radiocommunication Act (Canada) and regulations made pursuant to the these acts. Future determinations by Industry Canada or the Canadian Radio-Television and Telecommunications Commission, or CRTC, or events beyond our control, may result in TerreStar Canada ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TerreStar Canada to operate as a Canadian carrier under the Telecommunications Act (Canada) or to maintain, renew or secure its Industry Canada approval in principle could be jeopardized and our business could be materially adversely affected.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the common stock offered by this prospectus. Accordingly, we will not receive any proceeds from the sale of the common stock.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

SELLING STOCKHOLDERS

The following table and accompanying notes set forth certain information regarding the selling stockholders as of July 7, 2008 unless otherwise indicated. Under this prospectus, the selling stockholders and any of their respective transferees, assignees, donees, distributees, pledgees or other successors in interest may offer and sell from time to time an aggregate of 68,908,636 shares of common stock. In this prospectus, we refer to these holders collectively as the selling stockholders. The shares are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time. See “Plan of Distribution.”

The shares of our common stock registered by this prospectus are comprised of (i) up to 4,175,908 shares of our common stock to be issued to EchoStar Corporation, or EchoStar, upon its exchange of a portion of $50 million in principal amount of TerreStar Networks Inc., or TerreStar, 6.5% Senior Exchangeable PIK Notes due 2014 (the “exchangeable notes”) originally issued on February 7, 2008, (ii) up to 8,970,000 shares of our common stock to be issued to certain of our existing shareholders upon their exchange of up to $50 million in principal amount of exchangeable notes, in each case at a conversion price of $5.57 per share of common stock, (iii) 13,966,246 shares of our common stock issued to EchoStar in connection with our acquisition of EchoStar's 1.4GHz spectrum rights, (iv) 37,389,426 shares of our common stock held by Harbinger who acquired these shares (A) in open market transactions and from former TerreStar stockholders in privately negotiated transactions and (B) from TerreStar as a stock dividend payable on shares of TerreStar Series B Cumulative Convertible Preferred Stock held by Harbinger, (v) 1,886 shares of our common stock that are issuable to Harbinger upon exercise of warrants and (vi) 4,405,170 shares issuable to Harbinger upon the conversion of shares of Series B Cumulative Convertible Preferred Stock held by Harbinger.

This registration statement of which this prospectus forms a part of has been filed pursuant to registration rights granted to the selling stockholders.  Under the terms of the registration rights agreement between us and the selling stockholders, we will pay all expenses of registration of the shares of common stock, excluding any underwriting discounts and fees, brokerage and sales commissions, and stock transfer taxes relating to the sale or disposition of the shares. Our expenses for the registration of shares of common stock are estimated to be $ 39,887.

Certain of the shares of common stock registered by this prospectus underlie exchangeable notes issued by TerreStar. The exchangeable notes bear interest at a rate of 6.5% per annum and will mature on June 15, 2014. Interest on the exchangeable notes is payable quarterly, payable in kind through March 15, 2011 and thereafter payable in cash. The exchangeable notes rank senior in right of payment to all existing and future subordinated indebtedness and pari passu with all other unsubordinated indebtedness. The exchangeable notes are guaranteed by subsidiaries of TerreStar Networks. At any time and from time to time following shareholder approval until maturity, each holder of exchangeable notes has the right to exchange some or all of the principal of and the accrued and unpaid interest on its exchangeable notes into common shares, in each case, at an exchange rate based on a price per common share of $5.57, subject to (a) customary adjustments and (b) limitations on exercise of exchange rights to the extent that such exchange would be a change of control.

The table below sets forth the names of the selling stockholders and the number of shares owned, directly and beneficially, by such stockholders as of July 7, 2008 unless otherwise indicated. The number of shares of common stock outstanding on August 1, 2008 unless otherwise indicated was 121,815,888.  Ownership is based on information provided to us by each respective selling stockholder, Forms 4, Schedules 13D and other public documents filed with the Securities and Exchange Commission.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of the sale or sales of common stock covered by this prospectus.  We cannot estimate the number of shares the selling stockholders will hold after the completion of the offering by the selling stockholders because they may sell all or a portion of the shares offered by this prospectus. We have assumed for the purposes of this table that none of the shares offered by this prospectus will be held by the selling stockholders after the completion of this offering. Our registration of shares of common stock held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of the shares. Except as otherwise indicated, each person listed in the table has informed TerreStar Corporation  that such person has (1) voting and investment power with respect to such person’s shares of common stock and (2) record and beneficial ownership with respect to such person’s shares of common stock.

If all of the shares are sold pursuant to this prospectus, then the selling stockholders will sell 68,908,636 shares of our common stock.

	Shares Beneficially Owned Prior to Offering (1)		Number of Shares Being Offered			Shared Beneficially Owned After the Offering (3)
Name Of Beneficial Owner	Number	Percentage(2)	Exchangeable note shares	Spectrum contribution shares	Other Shares	Number	Percentage (2)
Harbinger Capital Partners	82,060,969 (4)	49.3%	----	---	41,796,482 (21)	40,264,487	24.84%
EchoStar Corporation	39,338,162 (5)	30.0%	4,175,908 (13)	13,966,246	---	21,196,008	16.2%
Singer Children's Management Trust	1,576,416 (6)	1.29%	448,500 (14)	---	---	1,127,916	*
Gary and Karen Singer Children's Trust	459,166 (7)	*	448,500 (15)	---	---	10,666	*
LC Capital Master Fund, Ltd.	1,574,431 (8)	1.29%	1,121,250 (16)	---	---	453,181	*
OZ Global Special Investments Master Fund, LP	115,013.83 (9)	*	97,773 (17)	---	---	17,241.83	*
OZ Master Fund, Ltd.	4,508,291 (10)	3.70%	1,696,227 (18)	---	---	2,812,064	2.31%
Millennium Partners, L.P.	1,769,872 (11)	1.45%	1,121,250 (19)	---	---	648,622	*
Sola, Ltd.	11,989,105 (12)	9.84%	4,036,500 (20)	---	---	7,952,605	6.53%

*  Less than 1%

(1)
Pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the sale of all shares offered by this prospectus and the exercise of an option or warrant or through the conversion of a security.

(2)	Based on the number of shares of common stock outstanding as of August 1, 2008.
(3)	Assumes that the shares of common stock issuable upon the exercise of the warrants and shares of common stock underlying our Series A and Series B preferred stock are not outstanding.
(4)
Phillip Falcone, Raymond J. Harbert and Michael D. Luce of Harbinger Capital Partners exercise sole or shared voting and/or dispositive power with respect to the shares subject to sale owned by Harbinger Capital Partners. Harbinger Capital Partners purchased its shares of TerreStar in the ordinary course of business and at the time of the purchase of these shares Harbinger Capital Partners did not have any agreements or understandings, directly or indirectly, with any person to distribute these shares.

(5)	Charles W. Ergen and Dean Olmstead of EchoStar Corporation exercise sole or shared voting and/or dispositive power with respect to the shares subject to sale owned by EchoStar Corporation.
(6)
Karen Singer of the Singer Children’s Management Trust exercises sole or shared voting and/or dispositive power with respect to the shares subject to sale owned by the Singer Children’s Management Trust.

(7)	Steven Singer of the Gary and Karen Singer Children’s Trust exercises sole or shared voting and/or dispositive power with respect to the shares subject to sale owned by the Gary and Karen Singer Children’s Trust.
(8)	Richard Conway and Steven Lampe of LC Capital Master Fund, Ltd. exercise sole or shared voting and/or dispositive power with respect to the shares subject to sale owned by LC Capital Master Fund, Ltd.
(9)	Daniel S. Och of OZ Global Special Investments Master Fund, LP exercises sole or shared voting and/or dispositive power with respect to the shares subject to sale owned by OZ Global Special Investments Master Fund, LP.
(10)	Daniel S. Och of OZ Master Fund, Ltd. exercises sole or shared voting and/or dispositive power with respect to the shares subject to sale owned by OZ Master Fund, Ltd.
(11)	Israel A. Englander of Millennium Partners, L.P. exercises sole or shared voting and/or dispositive power with respect to the shares subject to sale owned by Millennium Partners, L.P. Millennium Partners, L.P. purchased its shares of TerreStar in the ordinary course of business and at the time of the purchase of these shares Millennium Partners, L.P. did not have any agreements or understandings, directly or indirectly, with any person to distribute these shares.
(12)	Christopher Pucillo, Christopher Bondy, Steven Renehan and Nicholas Signorile of Sola, Ltd. exercise sole or shared voting and/or dispositive power with respect to the shares subject to sale owned by Sola, Ltd.
(13)	Consists of 4,120,657 shares of common stock issuable upon the exchange of a portion of $50 million in principal amount of exchangeable notes.
(14)	Consists of 448,500 shares of common stock issuable upon the exchange of up to $2,500,000 in principal amount of exchangeable notes.
(15)	Consists of 448,500 shares of common stock issuable upon the exchange of up to $2,500,000 in principal amount of exchangeable notes.
(16)	Consists of 1,121,250 shares of common stock issuable upon the exchange of up to $6,250,000 in principal amount of exchangeable notes.
(17)	Consists of 97,773 shares of common stock issuable upon the exchange of up to $545,000 in principal amount of exchangeable notes.
(18)	Consists of 1,696,227 shares of common stock issuable upon the exchange of up to $9,455,000 in principal amount of exchangeable notes.
(19)	Consists of 1,121,250 shares of common stock issuable upon the exchange of up to $6,250,000 in principal amount of exchangeable notes.
(20)	Consists of 4,036,500 shares of common stock issuable upon the exchange of up to $22,500,000 in principal amount of exchangeable notes.
(21)	Harbinger Capital Partners Master Fund I, Ltd. owns 30,641,731 shares and Harbinger Capital Partners Special Situations Fund, L.P. owns 11,154,751 shares.

PLAN OF DISTRIBUTION

TerreStar Corporation has registered the shares offered by this prospectus on behalf of the selling stockholders, and will not receive any proceeds from the sale of the shares by the selling stockholders. Registration of the shares covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. These shares may be sold or distributed from time to time by the selling stockholders and any of their respective transferees, assignees, donees, distributees, pledgees or other successors in interest, all of whom we collectively refer to in this prospectus as “selling stockholders.” The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices or in competitively bid transactions, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

The selling stockholders may offer their shares at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in transactions involving cross or block trades;

•	in transactions “at the market” to or through market makers in the common stock or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales;

•	in underwritten transactions; or

•	in a combination of any of the foregoing transactions.

The selling stockholders also may sell all or a portion of their shares in open market transactions in accordance with Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders will decrease as and when the selling stockholders transfer or donate their shares or default in performing obligations secured by their shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

A selling stockholder may sell short the common stock. The selling stockholder may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales.

A selling stockholder may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including positions assumed in connection with distributions of the shares by such broker-dealers. A selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, a selling stockholder may loan or pledge shares to a broker-dealer, who may sell the loaned shares or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares.

The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholders can presently estimate the amount of such compensation.

If underwriters are used in a firm commitment underwriting, the selling stockholders will enter into an underwriting agreement with those underwriters relating to the shares of common stock that the selling stockholders will offer.  Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase those shares will be subject to conditions.  The underwriters, if any, will purchase such shares on a firm commitment basis and will be obligated to purchase all of such shares.

The selling stockholders may sell shares directly to purchasers.  In this case, the selling stockholders may not engage brokers, dealers, underwriters or agents in the offer and sale of such shares.

TerreStar Corporation has advised the selling stockholders that during such time as they may be engaged in a distribution of the shares, they are required to comply with Regulation M under the Exchange Act. With some exceptions, Regulation M prohibits any selling stockholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

Under TerreStar Corporation’s registration rights agreement with certain of the selling stockholders, TerreStar Corporation is required to bear the expenses relating to this offering, excluding any underwriting discounts and fees, brokerage and sales commissions, and stock transfer taxes relating to the sale or disposition of the shares.  TerreStar Corporation estimates that such expenses will be approximately $39,887.

TerreStar Corporation has agreed to indemnify certain of the selling stockholders and their respective controlling persons against some liabilities, including some liabilities under the Securities Act.

It is possible that a significant number of shares could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for the common stock.

This offering by any selling stockholder will terminate on the date on which the selling stockholder has sold all of such selling stockholder’s shares.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Gibson, Dunn & Crutcher LLP and Andrews Kurth LLP.

EXPERTS

The consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended December 31, 2007 have been audited by Friedman LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” information filed with the SEC.  This means that we can disclose important information to you, without actually including the specific information in this prospectus, by referring you to those documents.  The following documents which we have previously filed with the SEC pursuant to the Exchange Act are incorporated into this prospectus by reference; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	our Annual Report on Form 10-K for the year ended December 31, 2007 (filed March 31, 2008 and as amended on April 29, May 7, and May 12, 2008);

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2008 (filed April 12, 2008) and for the quarter ended June 30, 2008 (filed August 11, 2008);

•
our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on January 4, 2008, January 22, 2008, February 5, 2008, February 7, 2008, February 8, 2008, February 12, 2008, February 21, 2008, April 1, 2008, April 18, 2008, April 24, 2008, May 21, 2008, June 11, 2008, June 30, 2008, July 1, 2008, July 18, 2008, August 1, 2008, September 3, 2008 and September 16, 2008; and

•
the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 14, 2000 under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the common stock offered by this prospectus is sold are incorporated by reference in this prospectus from the date of filing of the documents.  Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC to register the shares as required by the federal securities laws. This prospectus, which constitutes a part of that registration statement on Form S-3, omits certain information concerning us and our common stock contained in the registration statement. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Accordingly, you should reference the registration statement and its exhibits for further information with respect to us and the shares offered under this prospectus.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. Our Exchange Act file number for our SEC filings is 0-23044. You may read and copy any document we file with the SEC at the following SEC public reference room:

Public Reference Room
100 F St. N.E.
Washington, D.C. 20549

You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including TerreStar Corporation, who file electronically with the SEC. The address of that site is http://www.sec.gov.

To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to TerreStar Corporation, Attention:  Corporate Secretary, 12010 Sunset Hills Road, 9th Floor, Reston, Virginia 20190 (telephone (703) 483-7800).

You should rely only on the information or representations provided in this prospectus and the registration statement. We have not authorized anyone to provide you with different information. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

68,908,636 Shares of Common Stock

September 26, 2008

29